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                                               January 8, 2008



VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. James O'Connor

Re:      Aston Funds (the "Registrant" or the "Trust")
         1933 Act No. 33-68666
         1940 Act No. 811-8004
         Post-Effective Amendment No. 88

Dear Mr. O'Connor:

         On October 26, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 88 under the
Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class N shares of the Aston/MB Enhanced Equity Income Fund, a series of the Trust (the "New Fund"). You provided comments on the Registration Statement in a telephone conference on December 12, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus and the Statement of Additional Information for the New Fund included in Post-Effective Amendment No. 88 filed with the Commission on October 26, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

GENERAL

1. COMMENT: Please confirm whether and to what extent the fund intends to invest in foreign securities including emerging markets and, if so, any limits on such investments.

         RESPONSE: As stated under "Principal Investment Strategies" on page 4 of the prospectus, the Fund may only invest in equity securities of foreign issuers if such securities are traded in U.S. markets. Such investments typically would take the form of American Depositary Receipts (ADRs). Accordingly, the Fund may not investment directly in securities of issuers


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January 8, 2008
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located in emerging markets.  The Fund does not consider its investments in ADRs to be a principal strategy or risk.

2.       COMMENT:  Please clarify the Fund's expected turnover rate.

         RESPONSE: The Fund has moved its disclosure regarding expected portfolio turnover rate from the "Covered Call Strategy" section of the risk/return summary to the end of the "Principal Investment Strategies" section and has added the italicized language to its disclosure:

                  The Fund is not expected to have an annual portfolio turnover rate in excess of 100%. Portfolio turnover rate does not, however, take into account short-term capital gains generated from premiums on the sale of call options. See "Tax Risk."

3. COMMENT: In the "Tax Risk" description, please clarify the tax implications of the covered call strategy. Please consider additional disclosure in the "Covered Call Strategy" section regarding the covered call strategy's tax implications.

         RESPONSE: Registrant has added a cross reference to "Tax Risks" in the "Principal Investment Strategies" section (see Response #1 above). Registrant has added the italicized disclosure to the "Tax Risk" section:

                  Because the Fund will have no control over the exercise of call options, it may be forced to realize capital gains or losses at inopportune times and it will not be able to control whether such gains or losses are short-term or long-term for federal income tax purposes. The Fund is not designed for investors seeking a tax efficient investment.

4. COMMENT: Please confirm that the expense table contains information required by Form N-1A.

         RESPONSE: Registrant confirms that the expense table contains the information required by N-1A.

5.       COMMENT:   In  "Expense Table"  footnote  (b),  please  confirm  if the expense waiver agreement may be terminated before the date provided.

         RESPONSE: Registrant confirms that the waiver agreement may not be terminated by the adviser before February 28, 2009.


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6.       COMMENT: Please confirm whether or not the "Hypothetical Example"
includes fee waivers beyond year 1.

         RESPONSE: Registrant confirms that the hypothetical example does not include capped expenses beyond one year. We refer the staff to the disclosure immediately preceding the example.

7. COMMENT: By supplemental response, please confirm the no-action letter being relied upon for the related performance disclosure and confirm that reliance on such letter is consistent with the terms and conditions of that letter.

         RESPONSE: The  staff  of  the  Commission  has  permitted  the  use  of performance of similarly managed mutual funds or separately managed accounts.(1) In Nicholas Applegate Mutual Funds, the staff confirmed that performance information of a firm's private accounts having substantially similar investment objectives, strategies and policies may be included in a fund's prospectus as long as it is not presented in a misleading manner and did not obscure or impede understanding of required information. With respect to the Fund, Registrant likewise proposes to use the performance of separately managed accounts and is relying on the Nicholas-Applegate Letter.

         The subadviser has advised Registrant that the composite meets the conditions of the Nicholas-Applegate letter as follows: (i) the investment strategy of the composite is substantially the same as the principal investment objective and strategies of the Fund, (ii) the composite includes all managed accounts that follow substantially the same investment strategy as the Fund, and
(iii) the performance is presented net of management fees of the separately managed accounts.

8. COMMENT: Please discuss the appropriateness of the benchmark index included in the related performance presentation.

         RESPONSE: The subadviser has advised the Registrant that the blended benchmark index is intended to provide a market proxy for the two distinct components of the composite's strategy -- the equity component and the income component. The income component of the strategy is derived both from dividends on equity securities and premiums on options. Based on correlation studies of the subadviser, the subadviser has represented that the performance of the strategy has a higher degree of correlation with the blended index than the S&P 500 Index. Accordingly, Registrant has been advised that the subadviser believes that the blended index is the most appropriate benchmark for the strategy.

         In addition, it is Registrant's practice to use the same benchmark index that the subadviser uses for its own reporting and internal measurement purposes. Registrant believes that this practice provides greater assurance regarding the integrity of the information and provides consistent reporting results. This practice also allows the Registrant to verify the numbers provided against a presentation that has been prepared and verified in accordance with GIPs standards.

9. Comment: Please revise the short term and excessive trading policies disclosure to reflect Rule 22c-2 requirements.


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(1)  See,  e.g.,  ITT-Hartford Mutual  Funds  (publicly  available  February  7,
1997)(permitting use of performance of a registered "clone" fund); Growth Stock Outlook Trust, Inc. (publicly available April 15, 1986)(permitting the use of performance of similarly managed separate accounts in a closed-end fund prospectus); and Nicholas-Applegate Mutual Funds (publicly available August 6,
1996)(permitting the use of performance of similarly managed separate accounts in an open-end fund prospectus).


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         RESPONSE:  Registrant  believes that its disclosure is consistent  with
Rule 22c-2. In particular, the following sentence was recently added to all Aston Fund prospectuses in response to a previous comment of the staff (see "Shareholder Information" at page 19):

                  With respect to accounts held through intermediaries, such intermediaries generally are obligated to provide the Fund with certain shareholder trading information.

         In response to the staff's comment, however, we have added the term contractually prior to the term "obligated."

                                    * * * * *

         Based on our discussions, we believe that the above responses should address the staff's concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7661.

                                                Sincerely,

                                                /s/ Deborah Bielicke Eades

                                                Deborah Bielicke Eades


cc:      Gerald Dillenburg
         Cathy O'Kelly, Esq.